51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 30, 2013

Item 3	News Release

A News release was disseminated through Marketwire on September 4, 2013. A copy of the news release disseminated on September 4, 2013 is attached to this material change report.

Item 4	Summary of Material Change

Argentex amended its Articles to adopt an article requiring advance notice of the nomination of directors in limited circumstances.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Argentex amended its Articles to adopt an article requiring advance notice of the nomination of directors in limited circumstances (the "Advance Notice Article"). The Advance Notice Article, which was adopted effective August 30, 2013, is intended to provide shareholders, directors and management with a clear framework for the nomination of directors at shareholders' meetings.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

September 4, 2013